

October 1, 2020

Xiaodong Chen
Chief Executive Officer and Director
Blue Hat Interactive Entertainment Technology
7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, People's Republic of China 361009

> **Re: Blue Hat Interactive Entertainment Technology**
> **Registration Statement on Form F-3**
> **Filed September 25, 2020**
> **File No. 333-249056**

Dear Mr. Chen:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

　　Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Manufacturing

cc:　　Elizabeth Fei Chen, Esq.